

Mail Stop 3720

November 6, 2008

Mr. Ilan Kenig
Chief Executive Officer
Unity Wireless Corporation
PO Box 106
Tabor Building
Yoqneam Illit 20692, Israel

> **Re:** **Unity Wireless Corporation**
> **Form 10-KSB**
> **Filed May 15, 2008**
> **File No. 0-30620**
>
> **Form 10-QSB**
> **Filed June 20, 2008**

Dear Kenig:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q, June 30, 2008

1. Please file your delinquent Exchange Act reports.

15. Sale of amplified business, page 26

2. Explain to us how you applied the provisions of SFAS 144 to this pending deposition of long-lived assets by sale. Please address in your response your consideration of each of the criteria of paragraph 30 of SFAS 144 as of at December 31, 2007 and March 31, 2008.

3. Similarly, refer to the top carryover paragraph of page 28 and explain to us how you accounted for the closing of your facilities in China under SFAS 144.

Liquidity and Capital Resources, page 30

4. Expand the discussion of liquidity and capital resources to fully explain the status of the renegotiations of your various defaulted upon notes and loans payable.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director